**RANBAXY**
**LABORATORIES LIMITED**
Registered Office: A-11, Industrial Area Phase-III, Sahibzada Ajit Singh Nagar (Mohali)-160055, (Punjab)
Head Office : 12th Floor, Devika Tower, 6 Nehru Place, New Delhi-110019

# NOTICE PURSUANT TO SECTION 192A OF THE COMPANIES ACT, 1956 READ WITH THE COMPANIES (PASSING OF THE RESOLUTION BY POSTAL BALLOT) RULES, 2001

Dear Shareholder(s)

Pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001; Notice is hereby given for seeking the approval of the shareholders for the proposals contained in the draft resolutions appended below by way of Postal Ballot. The explanatory statement pertaining to the said Resolutions setting out material facts is annexed hereto along with a Postal Ballot Form for your consideration.

(1) To consider and, if thought fit, to give assent or dissent to the following resolution as an **Ordinary Resolution:**

"RESOLVED THAT pursuant to Sections 198, 269, 309 and all other applicable provisions if any, of the Companies Act, 1956 (Act) read with Schedule XIII to the said Act, the Company hereby accords its approval for appointment for the period from December 19, 2008 to May 24, 2009 of Mr. Malvinder Mohan Singh as Chairman, CEO & Managing Director of the Company as per the terms and conditions contained in the Employment Agreement executed with him and of remuneration paid to him for the said period as per details given below :

a) Salary - Rs. 73,575,270

b) Allowances & perquisites - Rs. 17,885,370

c) In addition to the above, he also received following benefits as per policy/rules of the Company or as approved by the Board from time to time:

- Company maintained three cars with drivers;
- Infrastructure Facilities at residence such as Telephone(s), Fax(es), Computers, Laptops, Video conference facility, internet and broadband etc. ;
- Mobile phone(s), hand held email devices;
- Company's contribution to Provident Fund and Superannuation Fund;
- Payment of Gratuity and other Retiral Benefits; and
- Encashment of leave."

"RESOLVED FURTHER that the Company hereby accords its approval for seeking approval of the Central Government for waiver of excess remuneration paid to Mr. Malvinder Mohan Singh for the period from December 19, 2008 to December 31, 2008."

"RESOLVED FURTHER that the Board of Directors be and is hereby authorised to take such steps as it may consider necessary or expedient to give effect to this Resolution."

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(2) To consider and, if thought fit, to give assent or dissent to the following resolution as an **Ordinary Resolution:**

"RESOLVED THAT pursuant to Sections 198, 269, 309 and all other applicable provisions if any, of the Companies Act, 1956 (Act) read with Schedule XIII to the said Act, the Company hereby accords its approval for the appointment of Mr. Atul Sobti as Chief Executive Officer & Managing Director of the Company for a period of three years effective May 24, 2009 and for payment of remuneration on the terms and conditions mentioned below :

A. Salary : not exceeding Rs. 15 million per annum with the authority to the Board of Directors (hereinafter referred to as "the Board" which term shall include a duly constituted Committee of Directors) to determine the salary and grant increases from time to time within the aforesaid limit.

B. Perquisites : He will be entitled to perquisites, allowances, benefits, facilities and amenities (collectively "allowances & perquisites") such as furnished residential accommodation or house rent allowance in lieu thereof, furnishings, education allowance, utility allowance, quarterly allowance, medical reimbursement, holiday travel/leave travel reimbursement/allowance, membership fees for clubs, group hospitalization insurance, group term insurance and travel insurance and any other "allowances & perquisites" as per the policy/rules of the Company in force and/or as may be approved by the Board from time to time provided that aggregate value of such allowances & perquisites shall not exceed Rs. 45 million per annum. Allowances & Perquisites to be valued as per the Income-tax rules, wherever applicable and at actual cost to the Company in other cases.

   In addition to the above, he will also be entitled to the following benefits as per policy/rules of the Company in force or as may be approved by the Board from time to time :

   (i) Company maintained car(s) with driver(s); (ii) Telephone(s) and fax at residence; (iii) Company's contribution to Provident Fund and Superannuation Fund; (iv) Payment of gratuity and other retiral benefits and (v) Encashment of leave.

   The Board is authorized to fix actual remuneration and revise it from time to time within the aforesaid ceilings.

C. Commission : such amount for each accounting year as may be decided by the Board subject to the overall limit(s) as stated in point No. D.

D. The total remuneration including salary, allowances, perquisites and commission shall not exceed the limit(s) as specified in Schedule XIII to the Companies Act, 1956.

E. Subject to superintendence, control and direction of the Board, he shall perform such duties and functions as would be commensurate with his position as Chief Executive Officer & Managing Director of the Company and as may be delegated by the Board from time to time.

F. The Company or he shall be entitled to terminate this appointment by giving six months notice in writing or in lieu of notice, payment by the Company or by him to the Company, equivalent to six months last drawn remuneration subject to commission included in such remuneration being restricted to 50% of the commission paid in respect of the immediately preceding accounting year."

"RESOLVED FURTHER that above mentioned remuneration excluding commission shall be paid and allowed as minimum remuneration to Mr. Atul Sobti during the currency of tenure of his office as the Chief Executive Officer & Managing Director, notwithstanding the absence or inadequacy of profits in any accounting year."

"**RESOLVED FURTHER** that the Board of Directors be and is hereby authorised to take such steps as the Board may consider necessary or expedient to give effect to this Resolution."

By Order of the Board

Place : Gurgaon
Dated: July 31, 2009

**S. K. Patawari**
Company Secretary

**NOTES**

1. The relative Explanatory Statement pursuant to Sections 173(2) and 192A(2) of the Companies Act, 1956 setting out material facts is annexed hereto.
2. The Board of Directors has appointed Mr. Sooraj Kapoor, a Practising Company Secretary (Retired Registrar of Companies, NCT of Delhi & Haryana), as Scrutinizer for conducting the postal ballot process in a fair and transparent manner and to receive and scrutinize the completed Ballot Papers from the Members. The Postal Ballot Form and the self addressed business reply envelope are enclosed for use of the Members.
3. You are requested to carefully read the instructions printed in the Postal Ballot Form and return the said Postal Ballot Form (no other form or photocopy of the Postal Ballot Form is permitted) duly completed with the assent (for) or dissent (against), in the attached pre-paid envelope, so as to reach the Scrutinizer on or before **September 14, 2009** to be eligible for being considered, failing which, it will be strictly treated as if no reply has been received from the Member. The Scrutinizer will submit his report to the Chairman after completion of the scrutiny and the results of postal ballot will be announced at 3 P.M. on Tuesday, September 22, 2009, at the Registered Office of the Company at A-11, Industrial Area Phase-III, Sahibzada Ajit Singh Nagar (Mohali)-160055, (Punjab). The results of the Postal Ballot will be published in English and Punjabi newspapers and will also be posted on the website of the Company.
4. All documents referred to in the accompanying Notice and the Explanatory Statement are open for inspection at the Registered Office of the Company between 10.00 A.M. and 1.00 P.M. on working days up to September 14, 2009.

**EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956**

**Item No. 1**

Mr. Malvinder Mohan Singh aged about 37 years, is an Honours Graduate in Economics from Delhi University. He also holds a Masters degree in Business Administration from the Duke University, USA. He joined the Company in 1998 and worked in the Company in various capacities. He was appointed as President Pharmaceuticals and Whole-time Director of the Company effective January 1, 2004 and was subsequently elevated to the position of CEO & Managing Director of the Company effective January 18, 2006. Mr. Singh was appointed by the Board of Directors of the Company as Chairman, CEO & Managing Director of the Company effective December 19, 2008 for a period of five years.

Mr. Singh stepped down from the positions of Chairman, CEO & Managing Director of the Company effective May 24, 2009. In view of this, the special resolution for seeking approval of the shareholders for appointment and payment of remuneration to Mr. Malvinder Mohan Singh, as included in the Notice of the Annual General Meeting (AGM) held on May 29, 2009, became infructous. Accordingly, with the consent of the Shareholders present at the AGM, the said item was withdrawn. Now for the period from December 19,

2008 to May 24, 2009, approval of the shareholders is being sought for the appointment of Mr. Malvinder Mohan Singh as Chairman, CEO & Managing Director as per the terms and conditions contained in the Employment Agreement executed with him and for the remuneration paid to him for the said period, as specified in the resolution. Further, in view of the losses incurred by the Company for the year ended December 31, 2008, approval of the Central Government in terms of Section 309(5B) of the Act was sought and received for the payment of remuneration to Mr. Singh as CEO & Managing Director of the Company for the period from 1.1.2008 to 18.12.2008. For the period from 19.12.2008 to 31.12.2008, approval of the Central Government would be sought after the approval of the Resolution by the Shareholders.

The Board recommends the resolution for approval of the shareholders.

None of the Directors is interested or concerned in the proposed Resolution.

**Item No. 2**

Mr. Atul Sobti, aged about 55 years, is an alumnus of the Indian Institute of Management, Ahmedabad and is an Honours Graduate in Economics from Delhi University. Prior to joining Ranbaxy, he was the Executive Director, Sales, Marketing, Finance and HR at Hero Honda Ltd. He has notched up many successes during his career over 30 years, spanning diverse industries such as Durables, Information Technology and Automobiles. He has a meritorious track record and experience of managing large business operations.

Mr. Sobti joined the Company in October 2005, as the President-India, Middle East, Asia Pacific and Global Consumer Healthcare business and was subsequently elevated to the position of Chief Operating Officer & Whole-time Director of the Company. He resigned from the directorship of the Company on May 24, 2009. Subsequently, the Board appointed him as a Director and Chief Executive Officer & Managing Director of the Company for a period of three years effective May 24, 2009, on the terms as set out in the Resolution and the Employment Agreement executed with him.

The remuneration as set out in the Resolution is in accordance with the provisions of Schedule XIII to the Companies Act, 1956.

Mr. Sobti is a member of the following Committees of the Board of Directors of the Company:

1. Shareholders'/Investors' Grievance and Share Transfer Committee
2. Science Committee
3. ESOPs Allotment Committee

He is neither a Director on the Board nor holds committee membership of any other company.

He holds 4593 equity shares of Rs.5 each of the Company as on the date of this Notice.

Nature of expertise in specific functional area - General Management

The Board recommends the Resolution for approval of shareholders.

Mr. Sobti is interested in the proposed Resolution. None of the other Directors are interested or concerned in the proposed Resolution.

The Notice read with the Explanatory Statement should be considered as an abstract of the terms of appointment and payment of remuneration to Mr. Sobti as Chief Executive Officer & Managing Director and a memorandum as to the nature of the concern or interest of the Director as required under section 302 of the Companies Act, 1956.

By Order of the Board

**S. K. Patawari**
Company Secretary

Place : Gurgaon
Dated: July 31, 2009

# RANBAXY

## LABORATORIES LIMITED

**Registered Office : A-11, Industrial Area Phase-III, Sahibzada Ajit Singh Nagar (Mohali)-160055 (Punjab)**
**Head Office : 12th Floor, Devika Tower, 6 Nehru Place, New Delhi-110019**

## POSTAL BALLOT FORM

(Please read the instructions printed overleaf carefully before completing this form)

**Serial No.** ________________

1. Name(s) of Shareholder (s) / Beneficial owner(s) (including Joint Holders, if any) (In BLOCK LETTERS) and Registered Address of the Sole/First named Shareholder/ Beneficial Owner :

2. DP ID / Client ID No. / Registered Folio No. :

3. Number of Shares held :

4. I/ We hereby exercise my / our vote in respect of the following Resolutions to be passed through Postal Ballot for the business stated in the Notice of the Company dated July 31, 2009, by conveying my / our assent / dissent to the said Resolutions by placing the tick mark (✓) in the appropriate box below:

| ITEM No. | Description | No. of shares | I/We assent to the Resolution | I/We dissent to the Resolution |
|---|---|---|---|---|
| (1) | Appointment for the period from December 19, 2008 to May 24, 2009 of Mr. Malvinder Mohan Singh as Chairman, CEO & Managing Director of the Company and payment of remuneration to him for the said period. | | | |
| (2) | Appointment of Mr. Atul Sobti as Chief Executive Officer and Managing Director of the Company and payment of remuneration to him for a period of three years effective May 24, 2009. | | | |

Place :

Date :

Signature of the Shareholder/Beneficial Owner

**Important Note :** Please complete and return this form to the Scrutinizer by using the enclosed postage pre-paid self-addressed envelope. Last Date for receipt of this Postal Ballot Form by Scrutinizer is September 14, 2009.

## INSTRUCTIONS

1. A Member desiring to exercise his/her vote by postal ballot should complete this Postal Ballot Form and send it to the Scrutinizer in the enclosed postage pre-paid self-addressed envelope.

   However, envelopes containing postal ballots, if personally deposited at the Registered/Head office of the company or sent by courier or by Registered/speed post at the Registered/Head Office of the Company at the expense of the registered shareholder, will also be accepted.

2. This Form should be completed and signed by the shareholder. In case of joint holding, this Form should be completed and signed (as per the specimen signature registered with the Company) by the first named shareholder and in his absence, by the next named shareholder.

3. The assent or dissent may be recorded by placing a tick mark ( √ ) in the prescribed column for assent and dissent given in the Postal Ballot form.

4. Unsigned/Unticked Postal Ballot Forms will be rejected. The Scrutinizer's decision on the validity of Postal Ballot Form will be final and binding.

5. Duly completed Postal Ballot Forms should reach the Company not later than the close of working hours (i.e. before 1700 hours) **on September 14, 2009**. Postal Ballot Forms received after the above time and date will be treated as if reply from the member has not been received.

6. In case of shares held by companies, trusts, societies etc., the duly completed Postal Ballot Form should be accompanied by a certified true copy of Board Resolution / Authority, with signatures of Authorised Signatory duly attested.

7. Members are requested not to send any other matter along with the Postal Ballot Form in the enclosed postage pre-paid self-addressed envelope. If any extraneous papers are found, the same will be destroyed by the scrutinizer.

8. Voting rights shall be reckoned on the paid-up value of shares registered in the n... of the shareholders on July 31, 2009.

9. Members are requested to fill the Postal Ballot Form in indelible ink (and avoid filling i... by using erasable writing medium(s) like pencil).

10. The Postal Ballot shall not be exercised by a Proxy.